**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**January 24, 2018**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Algonquin Power & Utilities Corp.**

**File No. 1-37946 - CF#35707**

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Algonquin Power & Utilities Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on November 3, 2017.

Based on representations by Algonquin Power & Utilities Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.2         through November 1, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary